UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SEC File Number 001-36875

FORM 12b-25	CUSIP Number 30227H106

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Read Instruction (on back page) Before Preparing Form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I — REGISTRANT INFORMATION

Exterran Corporation
Full Name of Registrant

N/A
Former Name if Applicable

4444 Brittmoore Rd
Houston, Texas 77041
Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously reported by Current Report on Form 8-K filed on April 26, 2016, during the preparation of its quarterly report on Form 10-Q for the quarter ended March 31, 2016, senior management of Exterran Corporation (the “Company”) identified possible errors relating to the application of percentage-of-completion accounting principles to specific engineering, procurement and construction (“EPC”) projects in the Middle East by its Belleli subsidiary. Management promptly reported the matter to the Audit Committee of the Company’s Board of Directors, which immediately retained counsel, who in turn retained a forensic accounting firm, to initiate an internal investigation. On April 21, 2016, the Company’s management and the Audit Committee of the Board of Directors determined, based on the preliminary results of the internal investigation, that the Company’s consolidated and combined financial statements for 2015 and related report of independent registered public accounting firm should no longer be relied upon as a result of material errors, and possible irregularities, relating to the accounting for certain Belleli EPC contracts. Accordingly, the Company’s consolidated and combined financial statements for 2015 will be restated.

The internal investigation remains ongoing, and management has not determined whether any other financial statements should be restated or the amounts of any required adjustments to its previously reported financial statements. As a result, the Company is not able to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 by the required filing date and anticipates that it will not be able to file that report by the fifth calendar day following the required filing date.

Forward-Looking Statements

This notification contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the Company’s control, which could cause actual results to differ materially from such statements. Forward-looking information includes, but is not limited to, the Company’s expectations regarding the anticipated timing and results of the Audit Committee’s internal investigation; the anticipated timing for filing restated financial statements with the Securities and Exchange Commission; and the impact and materiality of errors on the Company’s financial statements.

While the Company believes that the assumptions concerning future events are reasonable, it cautions that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of its business. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are unanticipated delays in completing the Audit Committee’s internal investigation, the preparation and audit of the Company’s restated financial statements and the implementation of changes to the Company’s internal controls and procedures.

These forward-looking statements are also affected by the risk factors, forward-looking statements and challenges and uncertainties described in the Company’s Current Report on Form 8-K filed on April 26, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, its Registration Statement on Form 10 and its other filings with the Securities and Exchange Commission, which are available at www.exterran.com. Except as required by law, the Company expressly disclaims any intention or obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jon C. Biro	(281)	836-7000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☐ Yes ☒ No

Quarterly Report on Form 10-Q for the quarter ended March 31, 2016

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    ☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

At this time, the Company is not in a position to provide with specificity the amount of any change in its results of operations for the three and six months ended June 30, 2016, as compared to the three and six months ended June 30, 2015 because the Company is still completing its internal investigation described above. The timing of the Company’s ability to publish second quarter 2016 operating results is dependent upon the ongoing internal investigation and the closing process for the second quarter of 2016. The Company intends to publish preliminary selected 2016 operating results as soon as practicable.

Exterran Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

August 12, 2016	By:	/s/ JON C. BIRO
Jon C. Biro
Senior Vice President and Chief Financial Officer